FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

February 27, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is February 27, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports historical reosurce on recently acquired placer claims near the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides information with respect to a historical resource estimate for the Issuer’s 100% owned placer claims near the Livengood Gold Project located approximately 70 miles north of Fairbanks, Alaska.

Historical Resource Estimate

A historical resource estimate for the Issuer’s Livengood Placer claims (which were acquired by the Issuer in December 2011) was completed by Alaska/Nevada Gold Mines Ltd. (ANGM), and a report entitled “Livengood Bench Gold Mine, Placer Gold Property, Livengood, Alaska, Summary Report - May 20, 2006” was prepared. The report estimated a resource of approximately 5.2 million cubic yards of gold-bearing gravel at an average grade of 1.0 g/t gold in several defined areas within the Livengood Placer claims for a total gold resource of approximately 230,000 ounces in the Measured and Indicated resource categories. (Table 1).

Table 1. Placer Gold Resource – Livengood Valley 2006

	In-Situ Gravel Volume (Bank Cubic Yards)	Ounces (Gold)	Grade (Oz (Gold)/Bank Cubic Yard)	Gold Grade (g/t)
Measured Resources	1,391,400	77,000	0.055	1.25
Indicated Resources	3,839,400	153,000	0.040	0.91
Total Resources	5,230,800	230,000	0.044	1.00

Note: Ounces per bank cubic yard (BCY) converted to g/tonne based on an assumed 3,000 lbs/BCY. The above resource is effective as of the date of calculation in 2006. After calculation of this resource and prior to purchase of the placer property by the Issuer in 2011, mining operations completed in 2010 result in reduction to Measured Resources of 7,100 ounces.

Placer gold was first discovered in the Livengood area in 1914 and led to a gold rush that recovered approximately 530,000 ounces of placer gold from the district since that time. The historical resource estimate in Table 1 is considered relevant to the Issuer both to indicate that sufficient potential exists in the Livengood Placer claims to justify incurring the expense to explore the ground and also as a guide to the prioritization of potential development efforts.

Records exist for 2,370 placer drill holes that have been completed on the Livengood Placer claims since 1933. Of these, the 945 holes completed between 1933 and 1984 were primarily 6” churn drill holes. The 1,425 drill holes completed between 1984 and 2000 were 8” reverse circulation rotary drill holes utilizing a center return tri-cone bit.

The historical resource was calculated by the polygonal method whereby the thickness and grade of the gravel at each drill hole was determined and applied to the area of influence of that hole. The thickness of the auriferous gravel at each hole was determined from the drill and sample data, with an allowance of 2 feet of bedrock immediately underlying the auriferous gravel included in the applicable thickness. The grade of the auriferous section at each hole was determined by obtaining the measured weight of free gold recovered, adjusted to fine ounces based on a 910 fineness, and dividing by the actual in-situ volume of the sample recovered, or the theoretical volume of the drill bit diameter penetrating through the thickness of the mining section, whichever was larger. All values greater than 0.139 oz/BCY, based on a property wide histogram at the 95th percentile, were cut to limit the influence of high grade drill holes. With the thickness and grade of each hole determined, the area of influence of the drill hole was determined based on polygons drawn between the midpoints of line segments to adjacent drill holes. The area of the resulting polygon was multiplied by the mining section thickness and grade to assign an overburden volume, mining section volume, and ounces to each drill hole. An iterative process of applying geologic interpretation, drill density, gravel thickness and continuity, grade continuity, possible mining scenarios and marginal economics resulted in grouping estimated ounces into measured and indicated categories. An updated resource calculation based on the same data would not change the total ounces, but might result in assignment to different resource categories.

The Issuer cautions that both the 2006 report and the included resource estimate were not prepared in compliance with NI 43-101, and are therefore historical in nature and the Issuer is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Mr. Richard Hughes, P.E., H2T Mine Engineering Services, LLP, a qualified person as defined under NI 43-101, has reviewed the historical resource estimate on behalf of the Issuer. After his review, Mr. Hughes concluded “We concur with the methodology used by ANGM and believe that its resource analysis is reasonable as presented by category, subject to an uncertainty presented by a 2010 production shortfall. To develop a NI 43-101 compliant placer resource, Mr. Hughes stated “A more detailed analysis of the resource category assignment should be conducted to include complete detailed drill log take-off and spatial consideration for category allocation. The effect of underground drift mining on the resource calculations needs to be clearly understood. I strongly recommend resource definition be improved by utilizing new drilling methods in the measured and indicated areas.”

The Issuer plans to conduct a confirmation drill program of 2,275 meters on the Livengood Placer claims beginning April 2012 to assess whether the historical drilling data can be used in the calculation of a current NI 43-101 resource for the placer property.

Qualified Person

Mr. Richard Hughes, P.E., principal of H2T Mine Engineering Services, LLP, has acted as the qualified person, as defined in NI 43-101, on behalf of the Issuer for the review of the 2006 historical resource estimate. He has over 50 years of experience in mining engineering, including all stages of placer mineral exploration, development, and production, including management positions in both surface and underground placer operations in Alaska. He has been a registered professional engineer in Alaska since 1982. Both Mr. Hughes and H2T Mine Engineering Services, LLP are independent of the Issuer under NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any development of, or production from, the Livengood Placer claims, the projected dates for the commencement of feasibility study work and for the completion of a pre-feasibility and feasibility study for the Livengood Project, the potential for a production decision to be made in respect of the Livengood Project, the potential for the development and construction of a mine and any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the current technical report filed with respect to the Issuer’s Livengood Project.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties (including references to placer gold recovery in the district in which the Livengood Placer claims are located) in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, or the fact that placer gold was recovered from other properties in the Livengood district, are not indicative of mineral deposits on the Issuer’s properties or any possibility for the recovery of placer gold from the Issuer’s Livengood placer claims.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

February 29, 2012